Dechert LLP
1900 K Street, N.W.
Washington, DC 20006-1110
+1 202 261 3300 Main
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Adam Teufel
Partner

September 17, 2025	adam.teufel@dechert.com
+1 202 261 3464 Direct
+1 202 261 3164 Fax

VIA EDGAR

Christopher Bellacicco

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust

File Nos. 333-212032 and 811-23161

Dear Mr. Bellacicco:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on August 27, 2025, related to Post-Effective Amendment No. 110 to the Trust’s registration statement under the Securities Act of 1933 and Amendment No. 113 to the Trust’s registration statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 10, 2025, for the purpose of registering shares of the Nuveen High Yield Corporate Bond ETF and Nuveen International Aggregate Bond ETF, each a new series of the Trust (each, a “Fund” and together, the “Funds”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Amendment.

Prospectus – Nuveen High Yield Corporate Bond ETF

1.

Comment: The Staff notes that, in the first sentence of the first paragraph of the section titled “Principal Investment Strategies”, there is a reference to a base index, the ICE BofA US Cash Pay High Yield Index. Please briefly describe in the Principal Investment Strategies section what such index consists of.

Response: The Registrant has revised disclosure in the Amendment in response to the Staff’s comment, as follows (deletions denoted by ~~strikethrough~~ and additions by underline):

The Fund seeks to track the investment results, before fees and expenses, of the ICE BofA BB-B U.S. Cash Pay High Yield Constrained Index (the “Index”), which ~~contains all~~ is comprised of ~~fixed income securities included in the ICE BofA US Cash Pay High Yield Index (the “Base Index”)~~ U.S. dollar-denominated below-investment grade publicly issued

September 17, 2025 Page 2

corporate debt in the U.S. that are currently in a coupon paying period and are rated BB1 through B3, based on an average of Moody’s Investors Services, Inc. (“Moody’s”), S&P Global Ratings (“S&P”) and Fitch Ratings, Inc. (“Fitch”), but caps issuer exposure at 2%.

2.

Comment: In the second to last paragraph of the section titled “Principal Investment Strategies”, the staff notes that the Fund’s 80% investment policy (the “80% Policy”), adopted pursuant to Rule 35d-1 under the 1940 Act (the “Names Rule”), states that “[u]nder normal market conditions, the Fund invests 80% of the sum of its net assets and the amount of any borrowings for investment purposes in component securities of the Index.” (Emphasis added.) The staff notes that the Fund does not have a name suggesting that it is an index fund. Please either (a) revise the Fund’s 80% Policy to reflect the terms in the Fund’s name implicating the Names Rule; (b) add an additional 80% Policy to reflect the terms in the Fund’s name implicating the Names Rule; or (c) revise the name of the Fund to indicate that it is an index fund.

Response: As disclosed in the “Principal Investment Strategy” section, “[t]he Fund seeks to track the investment results, before fees and expenses, of the ICE BofA BB-B U.S. Cash Pay High Yield Constrained Index (the “Index”).” The Registrant confirms that the Fund’s respective underlying Index is composed entirely of securities that are consistent with the types of investments suggested by the Fund’s name (i.e., high yield corporate bonds). Therefore, because the Fund has a policy to invest at least 80% of its assets in the securities included in its underlying Index, the Registrant submits that the Fund’s investment strategy meets the requirements of the Names Rule. The Registrant notes that there is no requirement that an index-tracking fund include the term “Index” in the fund’s name to comply with Rule 35d-1. Further, the Registrant does not believe that it must include the term “Index” in the Fund’s name in order to be able to satisfy the Rule 35d-1 requirements by investing 80% of its assets in Index constituents (provided that the Index consists entirely of securities suggested by the Fund’s name). Accordingly, the Registrant respectfully declines to make the proposed change.

3.

Comment: The staff notes that the Fund includes “Restricted Securities Risk” as a principal risk factor under the section titled “Principal Risks”. If the Fund plans to invest in restricted securities as part of its principal investment strategies, please disclose this in the Fund’s Principal Investment Strategies section or otherwise remove this risk factor from the Principal Risks section.

Response: In response to the Staff’s comment, the following sentence will be added to the Fund’s prospectus in the section titled “Principal Investment Strategies”:

A substantial portion of Index constituents may be restricted securities, including Rule 144A securities.

September 17, 2025 Page 3

Prospectus – Nuveen International Aggregate Bond ETF

4.

Comment: The Staff notes that, in the first paragraph of the section titled “Principal Investment Strategies”, the Fund discloses that “[t]he currency risk of the securities in the Index are hedged to the U.S. dollar on a monthly basis.” (Emphasis added.) Please consider clarifying what is meant by “hedged to the U.S. dollar.”

Response: In response to the Staff’s comment, the foregoing disclosure has been revised as follows (deletions denoted by ~~strikethrough~~ and additions by underline):

~~The currency risk of the securities in the Index are hedged to the U.S. dollar on a monthly basis.~~ The Index seeks to address the currency risk of the securities comprising the Index by undertaking on a monthly basis certain strategies intended to keep the Index’s currency exposure effectively in U.S. dollars, such as the use of currency forwards.

5.

Comment: The staff notes that the Fund includes “Mortgage- and Asset-Backed Securities Risk” as a principal risk factor under the section titled “Principal Risks”. If the Fund plans to invest in such securities as part of its principal investment strategies, please disclose this in the Fund’s Principal Investment Strategies section or otherwise remove this risk factor from the Principal Risks section.

Response: In response to the Staff’s comment, the disclosure has been revised in the section of the Fund’s prospectus titled “Principal Investment Strategies” as follows (additions by underline):

[…]

In addition, in seeking to track the Index, the Fund may invest in debt securities that are not included in the Index. The Fund may invest in asset-backed and mortgage-backed securities, including securities not backed by the full faith and credit of the U.S. government (for example, non-agency mortgage-backed securities). The Fund may also invest in cash and cash equivalents or money market instruments for cash management purposes. The Fund may also enter into forward currency exchange contracts for hedging and/or investment purposes. Swaps and futures contracts may be used by the Fund in seeking performance that corresponds to its Index and in managing cash flows.

[…]

6.	Comment: The staff notes that disclosure under the sub-section titled “Additional Detail About the Funds’ Strategies, Holdings and Risks—Risks of investing in China” states that “[t]he Fund

September 17, 2025 Page 4

currently invests a significant portion of its assets in companies located in China…” (Emphasis added.) Please revise this disclosure and other similar disclosure throughout the Funds’ prospectuses to reflect the fact that the Funds are new and have not commenced operations.

Response: The Registrant confirms that the aforementioned disclosure and other similar disclosures have been revised.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 261-3464.

Sincerely, /s/Adam T. Teufel Adam T. Teufel cc: Diana Gonzalez, Nuveen